Exhibit (a)(1)(i)
HPS CORPORATE CAPITAL SOLUTIONS FUND
40 West 57th Street, 33rd Floor
New York, NY 10019
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer
August 10, 2026

Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by HPS Corporate Capital Solutions Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below, the sale of Shares that have not been outstanding for at least one year will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on August 10, 2026 and end at 11:59 p.m., Eastern Time, on September 4, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail, fax or e-mail to SS&C GIDS, Inc., the Fund’s transfer agent (the “Transfer Agent”), per below or to your financial advisor as instructed in the Letter of Transmittal.

Regular mail:	Overnight mailing address:
SS&C GIDS, Inc.	SS&C GIDS, Inc.
c/o HPS Corporate Capital Solutions Fund	c/o HPS Corporate Capital Solutions Fund
PO Box 219980	801 Pennsylvania Ave, Suite 219980
Kansas City, MO 64121-7146	Kansas City, MO 64105-1307
Fax: (833) 864-1286
Email: hcap@hpspartners.com
All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, September 4, 2026.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Fund’s Transfer Agent at (844) 700-1479.

Sincerely,

HPS Corporate Capital Solutions Fund